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03012176

SEC COMMISSION

RECEIVED FEB 2 8 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 207

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SEC FILE NUMBER
8- 24024

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Driehaus Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 East Erie
(No. and Street)

Chicago (City) Illinois (State) 60611 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dusko Culafic (312) 587-3800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 South Wacker (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 1 3 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 1 2 2003

OATH OR AFFIRMATION

I, Dusko Culafic, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Driehaus Securities Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
TIFFANY WISOWATY
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 07/22/06

Signature

Chief Financial Officer
Title

Tiffany Wisowaty
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Driehaus Securities Corporation

December 31, 2002
with Report of Independent Auditors

ERNST & YOUNG

■ Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

■ Phone: (312) 879-2000
www.ey.com

REPORT OF INDEPENDENT AUDITORS

To the Shareholder of
Driehaus Securities Corporation:

We have audited the accompanying statement of financial condition of Driehaus Securities Corporation (a Delaware S-Corporation) as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Driehaus Securities Corporation at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 20, 2003

DRIEHAUS SECURITIES CORPORATION
(a Delaware S-Corporation)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS:		
Cash and cash equivalents	$ 9,977,057	
Cash deposited in a special reserve account for the exclusive benefit of customers	1,089,106	
Receivables from and deposits with clearing broker	1,535,642	
Furniture, equipment, land and building (net of accumulated depreciation of $4,862,144)	12,389,956	
Other	232,758	
Total assets		$ 25,224,519
LIABILITIES:		
Accounts payable and accrued liabilities	$ 446,442	
Commission rebates payable	271,355	
State replacement taxes payable	327,691	
Real estate taxes payable	145,680	
Due to affiliate	1,377,575	
Other	12,636	
Total liabilities		$ 2,581,379
SHAREHOLDER'S EQUITY:		
Common stock:		
Class A ($0 par; 1,000 shares authorized, issued and outstanding) Class B ($0 par; 9,000 shares authorized, issued and outstanding)	$ 1	
Additional paid-in capital	4,009,999	
Retained earnings	18,633,140	
Total shareholder's equity		$ 22,643,140
Total liabilities and shareholder's equity		$ 25,224,519

The accompanying notes to statement of financial condition are an integral part of this statement.

DRIEHAUS SECURITIES CORPORATION
(a Delaware S-Corporation)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Driehaus Securities Corporation (the "*Company*") is a Delaware S-Corporation organized on June 22, 1979. The *Company* is a registered broker-dealer which introduces and clears domestic transactions on a fully-disclosed basis through another broker-dealer. The *Company* primarily provides brokerage services to its shareholder, affiliated entities, and customers of affiliated entities. The customers of affiliated entities are primarily individuals, trusts, and pension plans.

The following is a summary of significant accounting policies followed by the *Company* in the preparation of its financial statements.

a. Cash equivalents consist of short-term, highly liquid investments having a maturity of ninety days or less at the time of purchase.

b. The cash included in the special reserve account is segregated for the exclusive benefit of customers pursuant to SEC Rule 15c3-3.

c. Commissions from securities transactions, net of rebates to customers, is recorded on a trade-date basis.

d. Interest income is recorded on the accrual basis.

e. The financial instruments of the *Company* are reported on the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short-term nature of the instruments.

f. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. INCOME TAXES:

The *Company* is an S-Corporation for Federal income tax purposes. Therefore, no provision for Federal income taxes has been made because the net income of the *Company* is not taxable as such for Federal income tax purposes, but is included in the income tax return of the individual shareholder.

The *Company,* however, is subject to Illinois state replacement tax at a rate of 1.5% of its taxable income.

3. FIXED ASSETS:

Fixed assets are recorded at cost and depreciated over the estimated useful lives of the assets. The estimated useful lives of assets for depreciation purposes are listed below:

Software	3 years
Equipment	5 years
Furniture and fixtures	7 years
Building	39 years
Building improvements	39 years

At December 31, 2002, the carrying amounts of the building and land were approximately $10,300,000 and $1,700,000, respectively.

4. RELATED PARTIES:

Richard H. Driehaus is the chairman of the board, sole director and sole shareholder of the *Company*. The *Company* introduces and clears domestic transactions through another broker-dealer on behalf of its clients. These clients include several investment limited partnerships for which Driehaus Capital Management, L.L.C. serves as the general partner. Richard H. Driehaus is the chief executive officer and sole member of Driehaus Capital Management, L.L.C. Other clients also include the Richard H. Driehaus Foundation, of which Richard H. Driehaus is the president, Driehaus Mutual Funds for which the *Company* serves as distributor, Driehaus Companies' Profit Sharing Plan and Trust for which the *Company* serves as plan sponsor, and Richard H. Driehaus' personal accounts.

Richard H. Driehaus is also the chairman of the board and CEO, sole director and sole shareholder of Driehaus Capital Management, Inc. ("DCM"), an investment adviser. DCM and the *Company* share facilities, employees and other disbursements. These shared expenses are allocated between the companies based upon their approximate usage. Rental income is received from DCM by the *Company*. Additional expenses may be paid by the *Company* and then reimbursed by DCM, or vice versa. These related party allocations and transactions may result in an intercompany receivable or payable, pending reimbursement. At December 31, 2002, there were net payables due to DCM for these shared expenses totaling $1,377,575.

The *Company* maintains a profit sharing plan and 401(k) plan for all eligible employees, as defined. Discretionary contributions to the profit sharing plan and matching contributions to the 401(k) plan are funded by the *Company*. These contributions are payable to the Driehaus Companies' Profit Sharing Plan and Trust, and the Driehaus Companies' 401(k) Plan and Trust, respectively. At December 31, 2002, these contributions are included in accounts payable on the statement of financial condition.

5. OFF-BALANCE-SHEET CREDIT AND CONCENTRATION OF RISK:

Securities transactions of customers are introduced to and cleared through another broker-dealer. Under the terms of its clearing agreement, the *Company* is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the *Company* seeks to control the risks associated with its customer activities by requiring various guidelines to be met. Compliance with these guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

The *Company* has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the *Company.* At December 31, 2002, there were no amounts to be indemnified to the clearing broker for these customer accounts.

Amounts receivable from and deposits with the clearing broker represent a concentration of credit risk and primarily relate to commissions receivable on securities transactions. The *Company* does not anticipate nonperformance by its clearing broker. In addition, the *Company* has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The *Company* invests its excess cash with The Northern Trust Company and Private Bank and Trust Company. This excess cash at various times may include commercial paper with maturity of ninety days or less of companies with high credit ratings, money market funds or overnight repurchase agreements. The *Company* has not experienced losses related to these investments.

6. NET CAPITAL REQUIREMENT:

The *Company* is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the *Company* is required to maintain "net capital" equivalent to $250,000 or 6 2/3 percent of "aggregate indebtedness," whichever is greater (as these terms are defined by the rule). Net capital and aggregate indebtedness change from day to day; but at December 31, 2002, the *Company* had a net capital requirement and excess net capital of $250,000 and $9,580,321, respectively. At December 31, 2002, the *Company's* ratio of aggregate indebtedness to net capital was .23 to 1. The net capital rule may effectively restrict the payment of cash dividends.

7. EMPLOYEE SEVERANCE:

In the fourth quarter of 2002, the *Company* reduced its workforce. As part of this reduction, the *Company* recorded employee severance expense of $164,047, of which $68,532 had not been paid as of December 31, 2002. The unpaid amount is included in accounts payable on the statement of financial condition.

8. SUBSEQUENT EVENT:

On January 24, 2003, the *Company* distributed a cash dividend to its sole shareholder in the amount of $3,500,000. After this dividend distribution, the *Company* remained in compliance with all applicable net capital requirements.